B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 8, 2023 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2023 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2022. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 24% basis (third quarter of 2022 - 25%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes).

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia and a fourth mine under construction in Canada. The Company completed the acquisition of 100% of Sabina Gold & Silver Corp. ("Sabina") including the Back River Gold District on April 19, 2023 (See "Asset Acquisition - Sabina"). The Company also has an approximately 24% interest in Calibre and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of exploration and development projects in a number of countries including Mali, Finland and Colombia.
Summary
Consolidated gold revenue for the third quarter of 2023 was $478 million on sales of 248,889 ounces at an average price of $1,920 per ounce compared to $393 million on sales of 229,400 ounces at an average price of $1,711 per ounce in the third quarter of 2022. The increase in gold revenue of 22% ($85 million) was attributable to a 8% increase in gold ounces sold and a 12% increase in average realized gold price. Consolidated gold revenue for the first nine months of 2023 was $1.42 billion on sales of 737,139 ounces at an average price of $1,929 per ounce compared to $1.14 million on sales of 629,800 ounces at an average price of $1,810 per ounce in the first nine months of 2022. The increase in gold revenue of 25% ($282 million) was attributable to a 17% increase in gold ounces sold and a 7% increase in average realized gold price.

For the third quarter of 2023, total gold production was 242,838 ounces (including 17,786 ounces of attributable production from Calibre), slightly below budget by 3% (6,557 ounces), and higher than the third quarter of 2022 by 7% (15,822 ounces). Consolidated gold production from the Company’s three operating mines was 225,052 ounces in the third quarter of 2023, slightly below budget by 3% (8,113 ounces) and 5% (10,149 ounces) higher compared to the third quarter of 2022. For the third quarter of 2023, the Masbate and Otjikoto mines exceeded their budgeted production by 10% (4,653 ounces) and 5% (2,292 ounces) respectively, which was offset by Fekola production being 9% (13,266 ounces) lower than budget (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2023, the Masbate and Otjikoto mines produced 3% (1,268 ounces) and 28% (9,872 ounces) higher ounces than the third quarter of 2022 respectively, while the Fekola Mine produced 1% (991 ounces) lower ounces compared to the third quarter of 2022. The Otjikoto Mine's performance reflected an improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. For the first nine months of 2023, total gold production was 772,395 ounces (including 50,663 ounces of attributable production from Calibre), in-line with budget, and 17% (112,391 ounces) higher compared to the first nine months of 2022. Consolidated gold production from the Company’s three operating mines was 721,732 ounces in the first nine months of 2023, in-line with budget and 16% (101,498 ounces) higher compared to the first nine months of 2022.

For the third quarter of 2023, consolidated cash operating1 costs were $741 per gold ounce produced ($689 per gold ounce sold), $50 (6%) lower than budget and $57 (7%) per gold ounce produced lower than the third quarter of 2022. Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2023 were $755 per gold ounce produced ($706 per gold ounce sold), $50 (6%) lower than budget and $60 (7%) per gold ounce produced lower than the third quarter of 2022. Cash operating costs per ounce produced for the third quarter of 2023 were lower than budget largely as a result of lower than budgeted fuel costs at the Masbate and Otjikoto mines and a weaker Namibian dollar. Compared to the third quarter of 2022, cash operating costs per ounce produced for the third quarter of 2023 were lower mainly due to higher ounces produced in the third quarter of 2023 and a weaker Namibian dollar. For the first nine months of 2023, consolidated cash operating costs were $638 per gold ounce produced ($613 per gold ounce sold), $62 (9%) lower than budget and $111 (15%) per gold ounce produced lower than the first nine months of 2022. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2023 were $661 per gold ounce produced ($637 per gold ounce sold), $59 (8%) lower than budget and $106 (14%) per gold ounce produced lower than the first nine months of 2022. Cash operating costs per ounce produced for the first nine months of 2023 were lower than budget largely as a result of lower than budgeted fuel costs and a weaker Namibian dollar. Compared to the first nine months of 2022, cash operating costs per ounce produced for the first nine months of 2023 were lower mainly due to higher ounces produced in the first nine months of 2023 and a weaker Namibian dollar.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Consolidated all-in sustaining costs2 for the third quarter of 2023 were $1,273 per gold ounce sold compared to budget of $1,362 per gold ounce sold and $1,154 per gold ounce sold for the third quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2023 were $1,272 per gold ounce sold compared to budget of $1,353 per gold ounce sold and $1,169 per gold ounce sold for the third quarter of 2022. All-in sustaining costs for the third quarter of 2023 were $89 (7%) per gold ounce sold lower than budgeted and reflected lower than budgeted production costs per gold ounce sold and higher gold ounces sold partially offset by higher than budgeted sustaining capital expenditures ($9 million) and higher gold royalties resulting from a higher than budgeted average realized gold price. The higher sustaining capital expenditures were mainly a result of timing of expenditures, coupled with additional fleet purchases and rebuilds at the Fekola Mine. Consolidated all-in sustaining costs for the first nine months of 2023 were $1,177 per gold ounce sold compared to budget of $1,236 per gold ounce sold and $1,100 per gold ounce sold for the first nine months of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2023 were $1,182 per gold ounce sold compared to budget of $1,235 per gold ounce sold and $1,108 per gold ounce sold for the first nine months of 2022. Consolidated all-in sustaining costs for the first nine months of 2023 were $59 (5%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold and higher gold ounces sold, partially offset by higher than budgeted sustaining capital expenditures ($9 million), and higher gold royalties resulting from a higher than budgeted average realized gold price. The higher sustaining capital expenditures were mainly a result of timing of expenditures, coupled with additional fleet purchases and rebuilds at the Fekola Mine.

For full-year 2023, the Company's total gold production is forecast to be between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre). The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are now forecast to be slightly below the original guidance range of $670 and $730 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be at the low end of the original guidance range of between $1,195 and $1,255 per ounce.

For the third quarter of 2023, the Company generated a net loss of $35 million compared to a net loss of $21 million in the third quarter of 2022, including net loss attributable to the shareholders of the Company of $43 million (net loss of $0.03 per share) in the third quarter of 2023 compared to $23 million (net loss of $0.02 per share) in the third quarter of 2022. Adjusted net income attributable to the shareholders of the Company3 for the third quarter of 2023 was $65 million ($0.05 per share) compared to adjusted net income of $32 million ($0.03 per share) in the third quarter of 2022. For the first nine months of 2023, the Company generated net income of $159 million compared to a net income of $110 million in the first nine months of 2022, including net income attributable to the shareholders of the Company of $123 million ($0.10 per share) in the first nine months of 2023 compared to $95 million ($0.09 per share) in the first nine months of 2022. Adjusted net income attributable to the shareholders of the Company for the first nine months of 2023 was $257 million ($0.21 per share) compared to adjusted net income of $142 million ($0.13 per share) in the first nine months of 2022.

Cash flow provided by operating activities was $110 million in the third quarter of 2023 compared to $93 million in the third quarter of 2022, an increase of $17 million due mainly to higher revenues of $85 million and lower production costs of $14 million and lower cash income and withholding tax payments, partially offset by higher royalty costs of $8 million, lower gains realized on fuel forward contracts and higher long-term inventory outflows ($30 million). Cash income and withholding tax payments in the third quarter of 2023 totalled $67 million (third quarter of 2022 - $79 million). Cash flow provided by operating activities was $509 million in the first nine months of 2023 compared to $325 million in the first nine months of 2022, an increase of $184 million due mainly to higher revenues of $282 million, lower production costs of $15 million and lower cash income and withholding tax payments, partially offset by higher royalty costs of $26 million, lower gains realized on fuel forward contracts, higher long-term value-added tax outflows ($38 million) and higher long-term inventory outflows ($30 million). Cash income and withholding tax payments in the first nine months of 2023 totalled $157 million (first nine months of 2022 - $177 million), including approximately $54 million related to 2022 outstanding tax liability obligations. Based on actual results for the first nine months of 2023 and revised forecast assumptions, including an average forecast gold price of $1,800 per ounce for the balance of 2023 (previously $1,850 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $263 million (previous estimate was $254 million).

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2023, the Company had cash and cash equivalents of $310 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $383 million (December 31, 2022 - $802 million). At September 30, 2023, the full amount of the Company's $700 million revolving credit facility ("RCF") was undrawn and available. In July 2023, the available and undrawn capacity of the RCF was increased from $600 million to $700 million under the accordion feature with the addition of the National Bank of Canada to the syndicate of lenders. Subsequent to the end of the third quarter of 2023, the Company completed a drawdown of $50 million, leaving $650 million available for draw on its $700 million RCF.
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On February 22, 2023, June 5, 2023 and September 5, 2023, B2Gold’s Board of Directors ("Board") declared a cash dividend for the first, second and third quarter of 2023, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023, June 27, 2023 and September 29, 2023, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

In the third quarter of 2023, the Company implemented a Dividend Reinvestment Plan (the "DRIP”). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into additional common shares of the Company (the “ Reinvestment Shares ”) on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from the Company’s treasury (a “ Treasury Purchase ”) at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on September 5, 2023, a discount of 3% was offered.

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million B2Gold common shares. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, currently in construction, and has been de-risked with significant infrastructure in place at the time of acquisition. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Subsequent to completion of the acquisition of Sabina, in the second quarter of 2023, B2Gold completed its inaugural winter ice road ("WIR") season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. Phase 1 camp construction and earthworks necessary to extend the airstrip are complete, and concrete and steel work in the mil area are progressing ahead of schedule. As well, the Company extinguished certain of Sabina's construction financing obligations with payments totalling $112 million as follows: senior secured debt facility for a $2 million payment, gold prepay facility for a $1 million payment, the entire gold metal offtake agreement for a $63 million payment, and one-third of the gold stream obligation for a $46 million payment.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million (excluding working capital), which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project capital expenditure of C$890 million of which Sabina had incurred approximately C$340 million up to April 2023, leaving approximately C$550 million (approximately $418 million) expected to be spent by B2Gold from the date of acquisition and up to completion of construction in the first quarter of 2025. In the third quarter of 2023 and post-acquisition to September 30, 2023, the Company incurred $88 million and $157 million, respectively for construction activities at the Goose Project.

In addition, B2Gold will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements of operations in 2025; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. In the third quarter of 2023, $42 million of consumables inventory costs were incurred, including long-term consumables of $31 million.

In the second quarter of 2023, a significant exploration program was approved at the Back River Gold District for 2023. B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 meters (“m”) of drilling. Drilling has been and will continue to be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

On June 21, 2023, the Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 kilometres from the Fekola Mine in Mali. The updated resource included a significantly increased Mineral Resource estimate for the Anaconda Area (the "June 2023 Mineral Resource estimate"), comprised of the Menankoto permit, the Bantako North permit and the Bakolobi permit. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 grams per tonne ("g/t") gold for 2,030,000 ounces of gold, and Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at $1,800 per ounce gold.

Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2023 (budgeted production was 18,000 ounces). The new Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company, pending issuance of a final implementation decree by the State of Mali.

On September 14, 2023, the Company entered into a purchase agreement with AngloGold Ashanti Limited ("AngloGold") to acquire AngloGold’s 50% stake in the Gramalote project (the “Gramalote Transaction”), located in the Department of Antioquia, Colombia (the “Gramalote Project”). Upon completion of the Gramalote Transaction, which occurred on October 5, 2023, B2Gold now owns 100% of the Gramalote Project.
ASSET ACQUISITION - SABINA
On April 19, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Sabina (the “Transaction”), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada. The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine. For accounting purposes, it was determined that B2Gold obtained control of Sabina on April 14, 2023, which is the date when the Transaction was irrevocably approved by the Supreme Court of British Columbia, giving the Company the ability to direct the use of the net assets acquired.

The cost of the acquisition was approximately $937 million, consisting of the fair value of B2Gold shares issued of $925 million, based on the issuance of 216,451,555 B2Gold shares at Cdn. $5.72 per share and a foreign exchange rate of Cdn. $1.3379 to $1, the fair value of B2Gold replacement stock options of $5 million (3,342,413 equivalent stock options for B2Gold common shares), plus B2Gold transaction costs of $7 million. The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rates ranging from 3.6% to 3.8%, an expected volatility of between 33% and 50%, an expected average life of up to 3.2 years and a dividend yield of 3.7%.

The purchase price was calculated as follows (dollars in thousands):

$

Common shares issued (216,451,555 common shares)	925,375
Fair value of B2Gold replacement stock options	5,075
Transaction costs	6,672
937,122

The purchase price was allocated to the fair value of the assets and liabilities as follows (dollars in thousands):

$

Cash and cash equivalents	38,083
Accounts receivable, prepaids and other	816
Value added and other tax receivables	2,637
Mining interests - Goose Project, including PP&E	1,084,247
Mining interests - Hackett River Royalty	64,540
Mining interests - Other exploration & evaluation properties (including the George Property)	28,533
Other assets	15,738
Accounts payable and accrued liabilities	(41,344)
Current portion of long-term debt	(3,770)
Gold stream obligation	(173,700)
Construction financing obligations	(65,419)
Long-term debt	(6,716)
Mine restoration provision	(3,436)
Other long-term liabilities	(3,087)
937,122

The purchase price was allocated to the fair values of the assets and liabilities acquired in accordance with their relative fair value. The value of the Goose Project mining interest determined using a combination of a discounted cash flow model and a comparable market transactions approach, the value of the property, plant and equipment at the Goose Project was based on a trending analysis of recent purchases and the value of the other exploration and evaluation properties was determined to be historical cost. The fair value of the construction financing obligations was based on their extinguishment value.

The Hackett River Project consists of approximately 10,637 hectares and is located approximately 480 km northeast of Yellowknife and approximately 60 km from the Back River Project. Sabina held a silver production royalty (the “Hackett River Royalty") equal to 22.5% of the first 190 million ounces of payable silver from the then current resource at Hackett River and other properties (the "Properties") and 12.5% of all payable silver from the Properties thereafter at no future cost. The retained interest in the Hackett River Project was determined using a comparable market transactions approach.

Following completion of the Transaction, the Company extinguished certain gold stream and construction financing obligations with payments totalling $112 million, broken down as follows:
•a $46 million payment to extinguish one-third of the $125 million gold stream arrangement;
•a $63 million payment to extinguish the gold metal offtake agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	477,888	392,554	1,422,298	1,140,122
Net (loss) income ($ in thousands)	(34,770)	(21,234)	158,984	110,255
(Loss) earnings per share – basic(1) ($/ share)	(0.03)	(0.02)	0.10	0.09
(Loss) earnings per share – diluted(1) ($/ share)	(0.03)	(0.02)	0.10	0.09
Cash provided by operating activities ($ thousands)	110,204	93,118	509,010	325,307
Average realized gold price ($/ ounce)	1,920	1,711	1,929	1,810
Adjusted net income(1)(2) ($ in thousands)	64,840	31,996	256,506	142,340
Adjusted earnings per share(1)(2) – basic ($)	0.05	0.03	0.21	0.13
Consolidated operations results:
Gold sold (ounces)	248,889	229,400	737,139	629,800
Gold produced (ounces)	225,052	214,903	721,732	620,234
Cash operating costs(2) ($/ gold ounce sold)	689	810	613	741
Cash operating costs(2) ($/ gold ounce produced)	741	798	638	749
Total cash costs(2) ($/ gold ounce sold)	827	926	752	862
All-in sustaining costs(2) ($/ gold ounce sold)	1,273	1,154	1,177	1,100
Operations results including equity investment in Calibre:
Gold sold (ounces)	266,616	241,558	787,805	669,776
Gold produced (ounces)	242,838	227,016	772,395	660,004
Cash operating costs(2) ($/ gold ounce sold)	706	824	637	760
Cash operating costs(2) ($/ gold ounce produced)	755	815	661	767
Total cash costs(2) ($/ gold ounce sold)	840	939	772	878
All-in sustaining costs(2) ($/ gold ounce sold)	1,272	1,169	1,182	1,108
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2023 and 2022
Revenue
Consolidated gold revenue for the third quarter of 2023 was $478 million on sales of 248,889 ounces at an average price of $1,920 per ounce compared to $393 million on sales of 229,400 ounces at an average price of $1,711 per ounce in the third quarter of 2022. The increase in gold revenue of 22% ($85 million) was attributable to a 8% increase in gold ounces sold and a 12% increase in average realized gold price.

In the third quarter of 2023, the Fekola Mine accounted for $292 million (third quarter of 2022 - $230 million) of gold revenue from the sale of 152,239 ounces (third quarter of 2022 - 135,150 ounces), the Masbate Mine accounted for $98 million (third quarter of 2022 - $108 million) of gold revenue from the sale of 50,950 ounces (third quarter of 2022 - 62,600 ounces) and the Otjikoto Mine accounted for $88 million (third quarter of 2022 - $55 million) of gold revenue from the sale of 45,700 ounces (third quarter of 2022 - 31,650 ounces).

Production and operating costs
For the third quarter of 2023, total gold production was 242,838 ounces (including 17,786 ounces of attributable production from Calibre), slightly below budget by 3% (6,557 ounces), and higher than the third quarter of 2022 by 7% (15,822 ounces). Consolidated gold production from the Company’s three operating mines was 225,052 ounces in the third quarter of 2023, slightly below budget by 3% (8,113 ounces) and 5% (10,149 ounces) higher compared to the third quarter of 2022. For the third quarter of 2023, the Masbate and Otjikoto mines exceeded their budgeted production by 10% (4,653 ounces) and 5% (2,292 ounces) respectively, which was offset by Fekola production being 9% (13,266 ounces) lower than budget (refer to "Review of Mining Operations and Development Projects" section below). In the third quarter of 2023, the Masbate and Otjikoto mines produced 3% (1,268 ounces) and 28% (9,872 ounces) higher ounces than the third quarter of 2022 respectively, while the Fekola Mine produced 1% (991 ounces) lower ounces compared to the third quarter of 2022. The Otjikoto Mine's performance reflected an improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine.

For the third quarter of 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $741 per gold ounce produced ($689 per gold ounce sold), $50 (6%) lower than budget and $57 (7%) per gold ounce produced lower than the third quarter of 2022. Including estimated attributable results for Calibre, cash operating costs for the third quarter of 2023 were $755 per gold ounce produced ($706 per gold ounce sold), $50 (6%) lower than budget and $60 (7%) per gold ounce produced lower than the third quarter of 2022. Cash operating costs per ounce produced for the third quarter of 2023 were lower than budget largely as a result of lower than budgeted fuel costs at the Masbate and Otjikoto mines and a weaker Namibian dollar. Compared to the third quarter of 2022, cash operating costs per ounce produced for the third quarter of 2023 were lower mainly due to higher ounces produced in the third quarter of 2023 and a weaker Namibian dollar.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the third quarter of 2023 were $1,273 per gold ounce sold compared to budget of $1,362 per gold ounce sold and $1,154 per gold ounce sold for the third quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the third quarter of 2023 were $1,272 per gold ounce sold compared to budget of $1,353 per gold ounce sold and $1,169 per gold ounce sold for the third quarter of 2022. All-in sustaining costs for the third quarter of 2023 were $89 (7%) per gold ounce sold lower than budgeted and reflected lower than budgeted production costs per gold ounce sold and higher gold ounces sold partially offset by higher than budgeted sustaining capital expenditures ($9 million) and higher gold royalties resulting from a higher than budgeted average realized gold price. The higher sustaining capital expenditures were mainly a result of timing of expenditures, coupled with additional fleet purchases and rebuilds at the Fekola Mine.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $102 million in the third quarter of 2023 compared to $94 million in the third quarter of 2022. The 9% increase in depreciation expense was primarily due to an 8% increase in gold ounces sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $34 million for the third quarter of 2023 compared to $27 million for the third quarter of 2022. The 26% increase in royalties and production taxes was primarily due to an 8% increase in gold ounces sold, a 12% increase in realized gold price and a change in the sales mix in the third quarter of 2023 to include proportionately more ounces sold from the Fekola Mine, resulting in an overall higher effective royalty rate for the period.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the third quarter of 2023 was $13 million which was 26% higher than the third quarter of 2022 resulting from higher general office costs and higher bank charges.
Share-based payment expense for the third quarter of 2023 was $4 million, which was $2 million lower than the third quarter of 2022 resulting from the timing of share-based payment grants and related vesting.
For the third quarter of 2023, the Company recorded a $112 million impairment on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project.
In the third quarter of 2022, the Company recorded a $4 million write-off of mineral property interests relating to greenfield exploration targets.

For the third quarter of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was $6 million. Calibre will report its third quarter of 2023 financial results on November 7, 2023. The Company will update any differences in the fourth quarter of 2023. The Company held approximately 24% of the total issued and outstanding Calibre common shares and the Company's investment in Calibre had a market value of $106 million at September 30, 2023.
For the third quarter of 2023, the Company recorded an additional $5 million provision for recognition of Otjikoto severance costs for additional benefits not previously agreed upon.
The Company reported $3 million in interest and financing expense during the third quarter of 2023 in line with the third quarter of 2022. The Company reported interest income of $4 million in the third quarter of 2023 compared to $3 million in the third quarter of 2022, which was higher due to higher interest rates in the third quarter of 2023.
The Company reported a gain on change in fair value of the gold stream obligation of $8 million for the third quarter of 2023 resulting from changes in long-term gold prices and interest rates.
For the third quarter of 2023, the Company recorded derivative gains of $6 million compared to derivative losses of $9 million in the third quarter of 2022. The gains were driven by fuel forward contracts and consisted of net unrealized gains of $3 million (Q3 2022 - net unrealized losses of $17 million) and realized gains of $3 million (Q3 2022 - realized gains of $8 million).

For the third quarter of 2023, the Company recorded a net current income and other tax expense of $68 million, compared to $33 million in the third quarter of 2022, consisting of current income tax of $47 million (Q3 2022 - $26 million), the 10% priority dividend to the State of Mali of $9 million (Q3 2022 - $6 million) and withholding tax (on intercompany dividends/management fees) of $12 million (Q3 2022 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the third quarter of 2022, net current income and other tax expense for the third quarter of 2023 was higher mainly as a result of higher income in the third quarter of 2023. For the third quarter of 2023, the Company recorded a deferred income tax expense of $7 million compared to a deferred income tax expense of $35 million in the third quarter of 2022. The 2023 deferred tax expense includes $2 million lower future withholding taxes, $17 million lower foreign exchange effects and $10 million greater temporary differences between accounting and taxable income.

For the third quarter of 2023, the Company generated a net loss of $35 million compared to a net loss of $21 million in the third quarter of 2022, including net loss attributable to the shareholders of the Company of $43 million (net loss of $0.03 per share) in the third quarter of 2023 compared to $23 million (net loss of $0.02 per share) in the third quarter of 2022. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the third quarter of 2023 was $65 million ($0.05 per share) compared to adjusted net income of $32 million ($0.03 per share) in the third quarter of 2022. Adjusted net income in the third quarter of 2023 excluded the impairment of long-lived assets of $112 million, unrealized gains on derivative instruments of $3 million, a gain on change in fair value of the gold stream obligation of $8 million and deferred income tax expense of $6 million.

Cash flow provided by operating activities was $110 million in the third quarter of 2023 compared to $93 million in the third quarter of 2022, an increase of $17 million due mainly to higher revenues of $85 million and lower production costs of $14 million and lower cash income and withholding tax payments, partially offset by higher royalty costs of $8 million, lower gains realized on fuel forward contracts and higher long-term inventory outflows ($30 million). Cash income and withholding tax payments in the third quarter of 2023 totalled $67 million (third quarter of 2022 - $79 million). Based on actual results for the first nine months of 2023 and revised forecast assumptions, including an average forecast gold price of $1,800 per ounce for the balance of 2023 (previously $1,850 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $263 million (previous estimate was $254 million).

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2023, the Company had cash and cash equivalents of $310 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $383 million (December 31, 2022 - $802 million). At September 30, 2023, the full amount of the Company's $700 million RCF was undrawn and available. Subsequent to the end of the third quarter of 2023, the Company completed a drawdown of $50 million on its $700 million RCF, leaving $650 million undrawn and available.

Year to date results
Revenue
Consolidated gold revenue for the first nine months of 2023 was $1.42 billion on sales of 737,139 ounces at an average price of $1,929 per ounce compared to $1.14 million on sales of 629,800 ounces at an average price of $1,810 per ounce in the first nine months of 2022. The increase in gold revenue of 25% ($282 million) was attributable to a 17% increase in gold ounces sold and a 7% increase in average realized gold price.

In the first nine months of 2023, the Fekola Mine accounted for $888 million (first nine months of 2022 - $652 million) of gold revenue from the sale of 460,139 ounces (first nine months of 2022 - 361,800 ounces), the Masbate Mine accounted for $266 million (first nine months of 2022 - $291 million) of gold revenue from the sale of 137,300 ounces (first nine months of 2022 - 160,150 ounces) and the Otjikoto Mine accounted for $268 million (first nine months of 2022 - $197 million) of gold revenue from the sale of 139,700 ounces (first nine months of 2022 - 107,850 ounces).

Production and operating costs

For the first nine months of 2023, total gold production was 772,395 ounces (including 50,663 ounces of attributable production from Calibre), in-line with budget, and 17% (112,391 ounces) higher compared to the first nine months of 2022. Consolidated gold production from the Company’s three operating mines was 721,732 ounces in the first nine months of 2023, in-line with budget and 16% (101,498 ounces) higher compared to the first nine months of 2022.

For the first nine months of 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $638 per gold ounce produced ($613 per gold ounce sold), $62 (9%) lower than budget and $111 (15%) per gold ounce produced lower than the first nine months of 2022. Including estimated attributable results for Calibre, cash operating costs for the first nine months of 2023 were $661 per gold ounce produced ($637 per gold ounce sold), $59 (8%) lower than budget and $106 (14%) per gold ounce produced lower than the first nine months of 2022. Cash operating costs per ounce produced for the first nine months of 2023 were lower than budget largely as a result of lower than budgeted fuel costs and a weaker Namibian dollar. Compared to the first nine months of 2022, cash operating costs per ounce produced for the first nine months of 2023 were lower mainly due to higher ounces produced in the first nine months of 2023 and a weaker Namibian dollar.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first nine months of 2023 were $1,177 per gold ounce sold compared to budget of $1,236 per gold ounce sold and $1,100 per gold ounce sold for the first nine months of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the first nine months of 2023 were $1,182 per gold ounce sold compared to budget of $1,235 per gold ounce sold and $1,108 per gold ounce sold for the first nine months of 2022. Consolidated all-in sustaining costs for the first nine months of 2023 were $59 (5%) per gold ounce sold lower than budgeted due to lower than budgeted production costs per gold ounce sold and higher gold ounces sold, partially offset by higher than budgeted sustaining capital expenditures ($9 million), and higher gold royalties resulting from a higher than budgeted average realized gold price. The higher sustaining capital expenditures were mainly a result of timing of expenditures, coupled with additional fleet purchases and rebuilds at the Fekola Mine.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $293 million for the first nine months of 2023 compared to $253 million in the first nine months of 2022. The 16% increase in depreciation expense was mainly due to a 17% increase in gold ounces sold.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $103 million for the first nine months of 2023 compared to $76 million in the first nine months of 2022. The 36% increase in royalties and production taxes was due to a 17% increase in gold ounces sold, a 7% increase in the average realized gold price and a change in the sales mix in the first nine months of 2023 to include proportionately more ounces sold from the Fekola Mine, resulting in an overall higher effective royalty rate for the period.
Other
G&A for the first nine months of 2023 was $41 million, which was $7 million higher than the first nine months of 2022. The higher G&A in the first nine months of 2023 resulted from higher general office costs and higher bank charges.

Share-based payment expense for the first nine months of 2023 was $16 million, which was $2 million lower than the first nine months of 2022. The lower share-based payment expense resulted from the timing of share-based payment grants and related vesting.

For the first nine months of 2023, the Company recorded a $116 million impairment charge on the Gramalote Project and its investment in BeMetals Corp. as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project.
In the first nine months of 2023, the Company recorded a $17 million write-off of mineral property interests relating to greenfield exploration targets compared to $7 million in the first nine months of 2022.
For the first nine months of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was $18 million (first nine months of 2022 - $9 million).
For the third quarter of 2023, the Company recorded a $12 million provision for recognition of Otjikoto severance costs.
For the first nine months of 2023, other operating expenses totalled $8 million, which included a $4 million for loss on recovery of input taxes.
The Company reported $9 million in interest and financing expense during the first nine months of 2023 in line with the first nine months of 2022.

The Company reported a gain on change in fair value of the gold stream obligation of $7 million for the first nine months of 2023 resulting from changes in long-term gold prices and interest rates.
For the first nine months of 2023, the Company recorded derivative gains of $6 million compared to derivative gains of $18 million in the first nine months of 2022. The gains were driven by fuel forward contracts and consisted of net unrealized losses of $0 million (first nine months of 2022 - net unrealized losses of $7 million) and realized gains of $6 million (first nine months of 2022 - realized gains of $25 million).

Interest income for the first nine months of 2023 was $16 million compared to $8 million in the first nine months of 2022, reflecting higher interest rates in the first nine months of 2023.

For the first nine months of 2023, the Company recorded a net current income and other tax expense of $216 million compared to $140 million in the first nine months of 2022, consisting of current income tax of $164 million (first nine months of 2022 - $98 million), the 10% priority dividend to the State of Mali of $28 million (first nine months of 2022 - $18 million) and withholding tax (on intercompany dividends/management fees) of $24 million (first nine months of 2022 - $24 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first nine months of 2022, current tax expense for the first nine months of 2023 was higher mainly as a result of higher income from the Otjikoto and Fekola mines than in the first nine months of 2022. For the first nine months of 2023, the Company recorded a deferred income tax expense of $2 million compared to a deferred income tax expense of $44 million in the first nine months of 2022. The deferred tax expense for the first nine months of 2023 included $14 million higher future withholding taxes, $49 million lower foreign exchange effects and $7 million higher temporary differences between accounting and taxable income.

For the first nine months of 2023, the Company generated net income of $159 million compared to a net income of $110 million in the first nine months of 2022, including net income attributable to the shareholders of the Company of $123 million ($0.10 per share) in the first nine months of 2023 compared to $95 million ($0.09 per share) in the first nine months of 2022. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first nine months of 2023 was $257 million ($0.21 per share) compared to adjusted net income of $142 million ($0.13 per share) in the first nine months of 2022. Adjusted net income in the first nine months of 2023 excluded impairment of long-lived assets of $116 million, the write-down of mineral property interests of $17 million, lease termination costs of $2 million and gain on change in fair value of the gold stream obligation of $7 million.

Cash flow provided by operating activities was $509 million in the first nine months of 2023 compared to $325 million in the first nine months of 2022, an increase of $184 million due mainly to higher revenues of $282 million, lower production costs of $15 million and lower cash income and withholding tax payments, partially offset by higher royalty costs of $26 million, lower gains realized on fuel forward contracts, higher long-term value-added tax outflows ($38 million) and higher long-term inventory outflows ($30 million). Cash income and withholding tax payments in the first nine months of 2023 totalled $157 million (first nine months of 2022 - $177 million), including approximately $54 million related to 2022 outstanding tax liability obligations. Based on actual results for the first nine months of 2023 and revised forecast assumptions, including an average forecast gold price of $1,800 per ounce for the balance of 2023 (previously $1,850 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $263 million (previous estimate was $254 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	292,375	230,023	888,272	652,361
Gold sold (ounces)	152,239	135,150	460,139	361,800
Average realized gold price ($/ ounce)	1,921	1,702	1,930	1,803
Tonnes of ore milled	2,392,829	2,285,423	6,988,763	6,906,172
Grade (grams/ tonne)	1.82	1.90	2.17	1.72
Recovery (%)	92.1	93.1	91.9	92.9
Gold production (ounces)	128,942	129,933	447,233	354,647
Cash operating costs(1) ($/ gold ounce sold)	613	694	544	667
Cash operating costs(1) ($/ gold ounce produced)	688	728	561	667
Total cash costs(1) ($/ gold ounce sold)	773	829	706	809
All-in sustaining costs(1) ($/ gold ounce sold)	1,261	978	1,125	971
Capital expenditures ($ in thousands)	83,166	20,353	211,112	68,779
Exploration ($ in thousands)	—	3,392	1,706	13,848
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) had a challenging third quarter of 2023 with gold production of 128,942 ounces, 9% below budget (13,266 ounces). The shortfall as compared to budget was due to slightly lower gold recovery and lower mill feed grade. The lower than budget mill feed grade stemmed from ore production delays out of Phase 6 of the Fekola pit, following an intense precipitation event that rendered high grade ore at the bottom of the pit temporarily inaccessible with the result that mill feed was supplemented by unbudgeted low grade stockpile material. Mining of the higher grade ore in Fekola Phase 6 resumed in October 2023 and fourth quarter of 2023 Fekola Mine production is expected to be higher than budgeted. Compared to the third quarter of 2022, Fekola's gold production was only slightly lower by 1% (991 ounces) due to the lower than planned volumes of high grade ore from Phase 6 of the Fekola pit during the period. For the third quarter of 2023, mill feed grade was 1.82 g/t, compared to budget of 2.12 g/t and 1.90 g/t in the third quarter of 2022; mill throughput was 2.39 million tonnes compared to budget of 2.25 million tonnes and 2.29 million tonnes in the third quarter of 2022; and gold recovery averaged 92.1% compared to budget of 93.5% and 93.1% in the third quarter of 2022. For the first nine months of 2023, the Fekola Mine’s gold production was 447,233 ounces below budget by 4% (19,975 ounces) and, as expected, significantly higher by 26%, (92,586 ounces) compared to the first nine months of 2022 due to higher grade ore mined from Phase 6 of the Fekola Pit in the first nine months of 2023. For the first nine months of 2023, mill feed grade was 2.17 g/t compared to budget of 2.34 g/t and 1.72 g/t in the first nine months of 2022; mill throughput was 6.99 million tonnes compared to budget of 6.67 million tonnes and 6.91 million tonnes in the first nine months of 2022; and gold recovery averaged 91.9% compared to budget of 93.3% and 92.9% in the first nine months of 2022.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $688 per ounce produced ($613 per gold ounce sold) compared to a budget of $649 per ounce produced and $728 per ounce produced for the third quarter of 2022. Cash operating costs per ounce produced for the third quarter of 2023 were $39 per ounce produced, or 6%, higher than budget largely due to lower than budget gold production. Gold production was lower than budget largely due to the weather-related delays in mining higher grade ore from Fekola Phase 6 as mentioned above. Compared to the third quarter of 2022, cash operating costs per ounce produced for the third quarter of 2023 were 5% lower due mainly to reductions in operating costs during the quarter as compared to the third quarter of 2022. The Fekola Mine’s cash operating costs for the first nine months of 2023 were $561 per ounce produced ($544 per gold ounce sold) compared to a budget of $558 per ounce produced and $667 per ounce produced for the first nine months of 2022. Cash operating costs per ounce produced for the first nine months of 2023 were $3 per ounce produced, or 1%, higher than budget. Compared to the first nine months of 2022, cash operating costs per ounce produced for the first nine months of 2023 were 16% lower due primarily to the planned increase in gold production in the first nine months of 2023.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2023 for the Fekola Mine were $1,261 per gold ounce sold compared to a budget of $1,208 per gold ounce sold and $978 per gold ounce sold in the third quarter of 2022. All-in sustaining costs for the third quarter of 2023 were $53 per gold ounce sold or 4% higher than budget as a result of higher than budgeted sustaining capital expenditures. All-in sustaining costs for the first nine months of 2023 for the Fekola Mine were $1,125 per gold ounce sold compared to a budget of $1,044 per gold ounce sold and $971 per gold ounce sold in the first nine months of 2022. All-in sustaining costs for the first nine months of 2023 were $81 per gold ounce sold or 8% higher than budget as a result of higher than budgeted sustaining capital expenditures ($29 million) carried over from prior periods and new sustaining capital projects approved in 2023. Sustaining capital expenditures for 2023 are forecast to be approximately $50 million higher than budget and include $11 million for Solar Plant expansion costs and new mobile fleet and capital rebuild costs of approximately $35 million. The higher sustaining capital costs have been partially offset by $35 million in lower non-sustaining capital costs for Fekola Regional and Fekola underground development which is now expected to be completed by the first quarter of 2025.

Capital expenditures in the third quarter of 2023 totalled $83 million primarily consisting of $26 million for mobile equipment purchases and rebuilds, $20 million for deferred stripping, $10 million for Fekola underground development, $10 million for the tailings facility raise project and $7 million for solar plant expansion. Capital expenditures in the first nine months of 2023 totalled $211 million primarily consisting of $72 million for mobile equipment purchases and rebuilds, $56 million for deferred stripping, $25 million for Fekola underground development, $17 million for the tailings facility raise project, $5 million for haul road construction and $11 million for solar plant expansion.

The low-cost Fekola Complex in Mali includes both the Fekola Mine and Fekola Regional. At the Fekola Mine, ore will continue to be mined from the Fekola and Cardinal pits including mining of higher grade Fekola Phase 6 ore in the fourth quarter of 2023. Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2023 (budgeted production was 18,000 ounces). Production from the Fekola and Cardinal pits has been accelerated to offset the delayed saprolite ore production from the Bantako North permit, and production guidance of between 580,000 and 610,000 ounces for the Fekola Complex for 2023 remains unchanged with total production expected to come in at the lower end of the range. The new Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company, pending issuance of a final implementation decree by the State of Mali. Fekola Complex cash operating costs are expected to be within the original guidance range of between $565 and $625 per ounce produced. As a result of the expected increases noted above for Fekola Mine sustaining capital expenditures for the year, the Fekola Complex all-in sustaining cost guidance range is now expected to be between $1,175 and $1,235 per ounce sold (original guidance range of between $1,085 and $1,145 per ounce sold).

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	97,556	107,936	265,839	290,704
Gold sold (ounces)	50,950	62,600	137,300	160,150
Average realized gold price ($/ ounce)	1,915	1,724	1,936	1,815
Tonnes of ore milled	2,155,170	1,888,722	6,224,572	5,885,163
Grade (grams/ tonne)	1.01	1.10	0.99	1.12
Recovery (%)	73.0	74.7	73.6	77.1
Gold production (ounces)	51,170	49,902	147,012	164,041
Cash operating costs(1) ($/ gold ounce sold)	865	879	854	815
Cash operating costs(1) ($/ gold ounce produced)	834	867	844	801
Total cash costs(1) ($/ gold ounce sold)	993	977	979	922
All-in sustaining costs(1) ($/ gold ounce sold)	1,124	1,110	1,152	1,076
Capital expenditures ($ in thousands)	5,896	10,158	20,947	29,908
Exploration ($ in thousands)	774	696	2,741	3,111
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines had a strong third quarter of 2023 with gold production of 51,170 ounces, above budget by 10% (4,653 ounces) due to improved ore grade and higher mill throughput. Gold production for the third quarter of 2023 was 3% (1,268 ounces) higher compared to the third quarter of 2022, mainly due to the higher mill throughput. For the third quarter of 2023, mill feed grade was 1.01 g/t compared to budget of 0.99 g/t and 1.10 g/t in the third quarter of 2022; mill throughput was 2.16 million tonnes compared to budget of 2.00 million tonnes and 1.89 million tonnes in the third quarter of 2022; and gold recovery averaged 73.0% compared to budget of 73.3% and 74.7% in the third quarter of 2022. For the first nine months of 2023, Masbate Mine’s gold production of 147,012 ounces was well above budget by 9% (11,858 ounces) as a result of higher than budgeted mill throughput. Compared to the first nine months of 2022, gold production for the Masbate Mine was 10%

(17,029 ounces) lower due to planned lower gold recovery and lower mill feed grades processed in 2023. For the first nine months of 2023, mill feed grade was 0.99 g/t compared to budget of 1.09 g/t and 1.12 g/t in the first nine months of 2022; mill throughput was 6.22 million tonnes compared to budget of 5.89 million tonnes and 5.89 million tonnes in the first nine months of 2022; and gold recovery averaged 73.6% compared to budget of 74.0% and 77.1% in the first nine months of 2022.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $834 per ounce produced ($865 per gold ounce sold) compared to a budget of $1,010 per ounce produced and $867 per ounce produced for the third quarter of 2022. Cash operating costs per ounce produced for the third quarter of 2023 were lower than budget by $176 per ounce produced, or 17%, as a result of higher than budgeted gold production and lower than budgeted mining and processing costs resulting from lower than budgeted diesel and HFO costs. Cash operating costs per ounce produced for the third quarter of 2023 were lower than the third quarter of 2022 by 4%. The Masbate Mine's cash operating costs for the first nine months of 2023 were $844 per ounce produced ($854 per gold ounce sold) compared to a budget of $1,034 per ounce produced and $801 per ounce produced for the first nine months of 2022. Cash operating costs per ounce produced for the first nine months of 2023 were lower than budget by $190 per ounce produced, or 18%, as a result of higher than budgeted gold production and lower than budgeted mining and processing costs resulting from lower than budgeted diesel and HFO cost. Cash operating costs per ounce produced for the first nine months of 2023 were higher than the first nine months of 2022 by 5%, which was expected due to lower planned production as a function of the mine plan as described above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $1,124 per ounce sold compared to a budget of $1,346 per gold ounce sold and $1,110 per gold ounce sold in the third quarter of 2022. All-in sustaining costs for the third quarter of 2023 were $222 per gold ounce sold or 16% lower than budget as a result of lower than budgeted cash operating costs described above, lower than budgeted sustaining capital expenditures and higher than budgeted gold ounces sold. All-in sustaining costs for the first nine months of 2023 were $1,152 per ounce sold compared to a budget of $1,431 per gold ounce sold and $1,076 per gold ounce sold in the first nine months of 2022. All-in sustaining costs for the first nine months of 2023 were $279 per gold ounce sold or 19% lower than budget as a result of lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures. Approximately $4 million of budgeted deferred stripping costs are now expected to be a permanent saving in 2023.

Capital expenditures in the third quarter of 2023 totalled $6 million, primarily consisting of $3 million for mobile equipment purchases and rebuilds and $1 million for deferred stripping. Capital expenditures in the first nine months of 2023 totalled $21 million, primarily consisting of $12 million for mobile equipment purchases and rebuilds and $2 million for deferred stripping.

The Masbate Mine in the Philippines is expected to produce towards the higher end of its guidance range of between 170,000 and 190,000 ounces of gold in 2023. For the first nine months of 2023, Masbate's cash operating costs per ounce and all-in sustaining costs per ounce were below budget mainly due to lower fuel costs. Masbate's cash operating costs per ounce for 2023 are now expected to be between $855 and $915 per ounce (original guidance range of between $985 and $1,045 per ounce) and all-in sustaining costs are now expected to be between $1,155 and $1,215 per ounce (original guidance range of between $1,370 and $1,430 per ounce).

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Gold revenue ($ in thousands)	87,957	54,595	268,187	197,057
Gold sold (ounces)	45,700	31,650	139,700	107,850
Average realized gold price ($/ ounce)	1,925	1,725	1,920	1,827
Tonnes of ore milled	855,740	877,249	2,554,747	2,573,360
Grade (grams/ tonne)	1.66	1.27	1.57	1.25
Recovery (%)	98.4	98.0	98.6	98.3
Gold production (ounces)	44,940	35,068	127,487	101,546
Cash operating costs(1) ($/ gold ounce sold)	744	1,165	603	881
Cash operating costs(1) ($/ gold ounce produced)	785	958	671	948
Total cash costs(1) ($/ gold ounce sold)	820	1,234	680	954
All-in sustaining costs(1) ($/ gold ounce sold)	1,178	1,625	1,074	1,247
Capital expenditures ($ in thousands)	13,290	20,292	46,266	59,575
Exploration ($ in thousands)	963	896	2,453	2,275
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, performed well during the third quarter of 2023, producing 44,940 ounces of gold, 5% (2,292 ounces) above budget due to above budget mill feed grade. Compared to the third quarter of 2022, gold production in the third quarter of 2023 was higher by 28% (9,872 ounces), mainly due to improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. For the third quarter of 2023, mill feed grade was 1.66 g/t compared to budget of 1.58 g/t and 1.27 g/t in the third quarter of 2022; mill throughput was 0.86 million tonnes compared to budget of 0.86 million tonnes and 0.88 million tonnes in the third quarter of 2022; and gold recovery averaged 98.4% compared to budget of 98.0% and 98.0% in the third quarter of 2022. Production from the Wolfshag underground mine remained consistent during the third quarter of 2023, producing an average of 1,259 tonnes per day at an average grade of 5.55 g/t. Otjikoto pit Phase 5 mine production volumes for the third quarter of 2023 were temporarily reduced due to a minor slope failure that resulted in haulage restrictions caused by a redesign of the main haulage ramp. The ramp has been reconstructed with no expected impact on the full-year budgeted 2023 gold production. For the first nine months of 2023, Otjikoto Mine’s gold production of 127,487 ounces was above budget by 5% (6,337 ounces) as a result of higher than budgeted mill throughput, and higher than budgeted mill feed grade. Compared to the first nine months of 2022, gold production in the first nine months of 2023 was higher by 26% (25,941 ounces), mainly due to improved processed grade as a result of high-grade ore mined from the Wolfshag underground mine. For the first nine months of 2023, mill feed grade was 1.57 g/t compared to budget of 1.52 g/t and 1.25 g/t in the first nine months of 2022; mill throughput was 2.55 million tonnes compared to budget of 2.54 million tonnes and 2.57 million tonnes in the first nine months of 2022; and gold recovery averaged 98.6% compared to budget of 97.4% and 98.3% in the first nine months of 2022. As a result of the timing of higher-grade ore mining, Otjikoto's gold production will be weighted to the fourth quarter of 2023, due to processing of higher grade ore mined from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high grade ore stockpiles.

As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit included 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down in 2024 and conclude in 2025, while processing operations will continue until 2031, when economically viable stockpiles are forecast to be exhausted. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing current underground exploration program is successful in identifying additional underground deposits.

Cash operating costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $785 per gold ounce produced ($744 per ounce gold sold), compared to a budget of $851 per ounce produced and $958 per ounce produced for the third quarter of 2022. Cash operating costs per ounce produced for the third quarter of 2023 were lower than budget and the third quarter of 2022 as a result of higher production as described above and a weaker Namibian dollar. Cash operating costs for the first nine months of 2023 were $671 per gold ounce produced ($603 per ounce gold sold), compared to a budget of $810 per ounce produced and $948 per ounce produced for the first nine months of 2022. Cash operating costs per ounce produced for the first nine months of 2023 were lower than budget and the first nine months of 2022 as a result of higher production as described above and a weaker Namibian dollar. Lower diesel fuel costs also contributed to the lower than budgeted cash operating costs per ounce produced for the third quarter of 2023 and first nine months of 2023.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2023 were $1,178 per gold ounce sold compared to a budget of $1,458 per gold ounce sold and $1,625 per gold ounce sold in the third quarter of 2022. All-in sustaining costs for the third quarter of 2023 were $280 per gold ounce sold or 19% lower than budget as a result of lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold, and lower than budgeted sustaining capital expenditures primarily related to the timing of deferred stripping and underground development. All-in sustaining costs for the first nine months of 2023 were $1,074 per gold ounce sold compared to a budget of $1,374 per gold ounce sold and $1,247 per gold ounce sold in the first nine months of 2022. All-in sustaining costs for the first nine months of 2023 were $300 per gold ounce sold or 22% lower than budget as a result of lower than budgeted cash operating costs described above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures primarily related to deferred stripping and underground development. Approximately $10 million of budgeted deferred stripping costs are now expected to be a permanent cost saving in 2023.

Capital expenditures for the third quarter of 2023 totalled $13 million, consisting of $9 million for deferred stripping in the Otjikoto pit and $3 million for Wolfshag underground mine development. Capital expenditures for the first nine months of 2023 totalled $46 million, consisting of $36 million for deferred stripping in the Otjikoto pit, $7 million for Wolfshag underground mine development and $2 million for mobile equipment rebuilds.

The Otjikoto Mine in Namibia is expected to produce between 190,000 and 210,000 ounces of gold in 2023. For the first nine months of 2023, Otjikoto's cash operating costs per ounce and all-in sustaining costs per ounce were below budget due to a weaker Namibian dollar. Otjikoto's cash operating costs per ounce for 2023 are now expected to be between $545 and $605 per ounce (original guidance range of between $590 and $650 per ounce) and all-in sustaining costs are now expected to be between $950 and $1,010 per ounce (original guidance range of between $1,080 and $1,140 per ounce).

Investment in Calibre

At September 30, 2023, B2Gold held approximately 24% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 24% common shareholding of Calibre at September 30, 2023 was $106 million. For the third quarter of 2023 and the first nine months of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $6 million and $18 million, respectively. Calibre will report its third quarter of 2023 financial results on November 7, 2023. The Company will update any differences in the fourth quarter of 2023.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated October 10, 2023, consolidated production of Calibre for the third quarter of 2023 was 73,485 ounces of which the Company's attributable share was 17,786 ounces and for the first nine months of 2023 was 208,011 ounces of which the Company's attributable share was 50,663 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the first nine months of 2023 will be at the mid-point of the guidance ranges of approximately $960 to $1,060 per ounce and $1,175 to $1,275 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the third quarter of 2023 reflect the adjustment for actual second quarter of 2023 results.

Goose Project - Canada

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Goose Project Construction Update Highlights

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million (excluding working capital), which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project capital expenditure of C$890 million of which Sabina had incurred approximately C$340 million up to April 2023, leaving approximately C$550 million (approximately $418 million) expected to be spent by B2Gold from the date of acquisition and up to completion of construction in the first quarter of 2025. In the third quarter of 2023 and post-acquisition to September 30, 2023, the Company incurred $88 million and $157 million, respectively for construction activities at the Goose Project.

In addition, B2Gold will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements of operations in 2025; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. In the third quarter of 2023, $42 million of consumables inventory costs were incurred, including long-term consumables of $31 million.

The 2023 WIR successfully brought required materials to complete building envelopes in 2023. Concrete, steel, and consumables required for construction were successfully transported to the Goose Project site on the WIR and are being installed at the construction site. Construction equipment including cranes, generators, welders, lifts, and tooling are in operation and being used for camp and workshop construction. Completion of the 2023 WIR successfully de-risked the development of future WIRs.

Site construction is ongoing, led by the B2Gold in-house construction team, who has successfully managed five construction projects for B2Gold and its predecessor company Bema Gold. The B2Gold in-house construction team have successfully built the following projects on-time and on-budget over the past three decades: the Julietta and Kupol mines in Russia, the La Libertad mine in Nicaragua, the Otjikoto mine in Namibia, and the Fekola mine in Mali. The B2Gold in-house construction team is complemented by key personnel previously working on the project with Sabina.

Since closing of the acquisition of Sabina in April 2023, B2Gold has worked to integrate its in-house construction team with the Sabina team, as well as rescope the external contractors working on the Goose Project. Through these integration efforts and based on prior experience at B2Gold’s current operations, the Company's decision to move to an owner-operated construction model versus a fixed priced EPC contract for the construction of the process plant is expected to reduce costs and result in a mill with higher availability and lower sustaining capital requirements. Using B2Gold's owner-operated team also allows for flexibility in construction and the ability to prioritize construction activities as needed.

In addition, the B2Gold in-house purchasing team has identified significant savings by purchasing certain mobile equipment versus the ‘lease to own’ purchase model utilized by Sabina, and through lower negotiated pricing for certain reagents and consumables required for project construction and commissioning.

Through the due diligence period of the acquisition of Sabina and now managing the Goose Project, the B2Gold team has identified various items that will be added to the original Sabina scope in order to further de-risk the construction phase and maximize the long-term value of the asset. These items include, among others: emulsion explosives plant and mining support fleet; additional power generation capacity and expanded site power distribution; additional shipping redundancy costs to further de-risk the timing of mill completion in the first quarter of 2025; secondary steel including platforms, grating, and handrails to meet project and safety requirements; information technology and enterprise resource planning improvements; improved on-site assay lab; and additional fuel tanks at the Marine Laydown Area ("MLA") and at the Goose Project to provide extended on-site operating reserves (and to support potential project expansions). In addition, the Company has used current market pricing for costing of various consumables utilized during the construction phase, mainly related to fuel and diesel.

Goose Project Infrastructure

Marine Laydown Area

Following the acquisition of Sabina, the MLA located on Bathurst Inlet, Nunavut was reorganized to maximize space for the 2023 sealift. Additionally, the fuel tank containment area at the MLA was enlarged to facilitate increased storage. The MLA has an approximately 70 person camp, a 3,000 foot gravel airstrip and heliport, and over 65,000 meters2 of outdoor storage area. The purchasing of materials and supplies needed to support the 2024 construction campaign has been completed and all materials provided to the ports for the 2023 sealift, which was completed successfully in mid-October 2023 with a total shipping volume of 90,000 meters cubed of dry cargo and 24,000,000 liters of arctic grade diesel fuel. This materially includes all planned sealift materials required for successful construction, commissioning, and mining of the Goose Project. Current activities at the MLA include maintenance and preparation of the WIR construction and haulage fleet and staging all materials for shipment on the WIR to the Goose site. Additional materials identified will need to be flown to site on an as-needed basis.

Accommodation Complex

Phase 1 of the accommodation complex opened in July 2023, including sleeping quarters, office area, medical center, gymnasium, kitchens, and water treatment. Phase 1 of the accommodation complex includes 310 beds at the permanent site location, which together with the 160 beds located at the existing exploration camp, provide the necessary accommodations to support accelerated construction, mining and exploration activities to ensure an on-time project completion. Phase 2 of the accommodation complex will further expand the permanent camp. Phase 2 materials are at the MLA and are ready for transport to the Goose Project site and will be integrated into the complex prior to the 2024 summer construction season.

Concrete and Steel Work

Concrete and steel work in the mill area are progressing ahead of schedule. The first concrete pour was completed in July 2023, with approximately 40% of the 2023 concrete foundations and pads complete within the mill area, powerhouse and truck shop as of September 30, 2023. Over 2,000,000 kilograms of structural steel and approximately 500,000 kilograms of plate steel has arrived at site. Erection of the structural steel for the mill area, power house and truck shop is well underway, and cladding of the mill area is underway. Enclosure of these buildings will allow for work to continue through the colder months and remain on schedule. Additionally, it is expected that the ball mill will be set in place in December 2023, ahead of schedule, allowing the focus for the start of 2024 to shift to piping and mechanical systems. Progress to date has considerably de-risked the Goose Project.

Winter Ice Road

The 163 kilometer WIR between MLA and the Goose Project will operate between February and the end of April, depending on temperatures. In 2023, over 800 loads were completed along the WIR. Work on the 2024 WIR is expected to start in December 2023. WIR construction will begin from the middle and work outwards in each direction, allowing for completion of the majority of the road before the sea ice freezes, as the sea ice freezes last. This construction strategy should enable the WIR to be completed earlier than in prior seasons.

Airstrip

Earthworks necessary to extend the airstrip were completed in September 2023. The extension of the airstrip to 5,000 feet allows large capacity, fully loaded passenger planes to land at the Goose Project during the 2024 construction campaign. B2Gold expects that this will make employee and contractor rotations and supplying the project site from Edmonton significantly easier and will further de-risk the project.

Goose Project Mine Development

B2Gold made the decision to accelerate underground mining development to increase average gold production in the first five years to over 300,000 ounces per year. Mining development was previously started at the Echo open pit, which will be mined out prior to process plant commissioning in order to provide tailings storage capacity. Underground mining completed by Sabina has exceeded 1,300 meters of horizontal development and the initial ventilation raise is expected to be completed in the fourth quarter of 2023.

Underground mining is scheduled to mine and backfill the full Umwelt pillar earlier in the mine life than in prior mine plans, which is expected to contribute over 150,000 ounces of gold production to the life of mine plan. Geotechnical and mine design and engineering continues and is expected to be finalized in the fourth quarter of 2023. The underground development is currently less than 500 meters away from commencing ore production at the Umwelt crown pillar.

Goose Project Update Life of Mine Plan

The B2Gold technical team continues to analyze ways to optimize the Goose Project life of mine plan. Areas of optimization currently being studied include:

•Mining of the Umwelt crown pillar
◦The crown pillar between the Umwelt open pit and underground mining areas contains over 150,000 ounces of gold and was only partially included in prior production schedules.
◦Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit.
•Underground mining method
◦The B2Gold engineering team has determined that most of the Umwelt underground mine can be mined effectively with long-hole stoping, which is expected to reduce costs and increase ore production rates.
•Renewable power generation
◦The Sabina team previously identified the potential for wind power generation, and studies are in progress by B2Gold to identify the best solution and to quantify the potential operational and cost impact to the Goose Project.

B2Gold expects to complete an updated Goose Project life of mine plan in the fourth quarter of 2023.

The Company believes that the Back River Gold District includes significant untapped exploration potential across the 80 km belt. To accelerate pursuing this potential, B2Gold approved a $20 million exploration budget for the balance of 2023 to complete approximately 25,000 m of drilling. The $20 million budget is significantly higher than historical annual exploration expenditures. Drilling has been and will continue to be focused in proximity to existing deposits at the Goose project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Subsequent to the completion of the acquisition of Sabina, B2Gold extinguished certain of Sabina’s construction financing obligations. The original Gold Metal Offtake Agreement ("Gold Offtake") between Sabina and Orion Mine Finance (“Orion”) allowed for the repurchase of 50% of the Gold Offtake in the event of a change of control for $31 million. Under the terms of the agreement with Orion, B2Gold paid a total purchase price of $63 million to retire the entire Gold Offtake. In addition, B2Gold has paid $3 million to retire the senior secured debt facility and gold prepay facility entered into between Orion and Sabina. After completion of the repurchase transactions, Orion no longer holds any security over the Goose Project or the Back River Gold District. The original Stream Agreement between Sabina and Wheaton Precious Metals (“Wheaton”) allowed for the repurchase of 33% of the gold stream on the Goose Project. Under the terms of the agreement with Wheaton, B2Gold paid a total purchase price of $46 million to retire 33% of the existing gold stream.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Receipt of an exploitation license for the Bantako North permit area remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. As a result, no production is forecast from Fekola Regional in 2023 (budgeted production was 18,000 ounces). The new Mining Code is not expected to impact the matters that have been stabilized for the Fekola Mine operations under the existing Fekola mining convention entered into under the 2012 Mining Code, and the impact of a new 2023 Mining Code on the Fekola Regional licences is still under review by the Company, pending issuance of a final implementation decree by the State of Mali.

In the third quarter of 2023 and the first nine months of 2023, the Company invested $17 million and $46 million, respectively, in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The haul road from Bantako North to Fekola is operational and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule and will be completed in the fourth quarter of 2023. Mining operations will commence upon receipt of mining permits, with gold production approximately three months after commencement. For 2023, the Company expects to be below budget on the Fekola Regional development by $12 million.

Preliminary results of a Fekola Complex optimization study indicate that there is an opportunity to either (1) extend the processing life of the Fekola mill, or (2) increase gold production through the construction of a new oxide processing plant. The Company is progressing an engineering study to be released in the first quarter of 2024 that will outline the two development options to process gold from Fekola Regional. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. Extending the oxide and sulphide processing life of the Fekola mill or construction of a new oxide processing plant is subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

Gramalote Project - Colombia

On September 14, 2023, the Company entered into a purchase agreement with AngloGold to acquire AngloGold’s 50% stake in the Gramalote Project. Upon completion of the Gramalote Transaction, which occurred on October 5, 2023, B2Gold now owns 100% of the Gramalote Project.

Under the terms of the Gramalote Transaction, the purchase price will be paid in cash and consist of the following payments to AngloGold based on, and contingent upon, certain milestones:

•$20 million was paid upon closing of the Gramalote Transaction;
•$10 million upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing of the Gramalote Transaction. If commercial production does not commence within five years of closing of the Gramalote Transaction, this payment will not be made;
•$10 million on the first anniversary of commercial production at the Gramalote Project; and
•$10 million on the second anniversary of commercial production at the Gramalote Project.

The acquisition of the remaining 50% of the Gramalote Project immediately adds to B2Gold’s consolidated Mineral Resource base and significantly increases the Company’s exposure to the upside from the potential development of the Gramalote Project, while still providing ongoing exposure to AngloGold through the contingent payments, which make up the majority of the purchase price. The Gramalote Transaction is in line with B2Gold’s strategy of executing on accretive opportunities, increasing Mineral Reserves and Resources and continuing to advance development projects.

The acquisition of AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% of the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, at September 30, 2023, resulting in an impairment charge of $112 million.

However, the Gramalote Transaction now consolidates the Gramalote Project under one owner, providing additional optionality to analyze lower capital intensity, higher-return development opportunities for the Gramalote Project. Historically, the Gramalote Project has been advanced under a joint venture between B2Gold and AngloGold, which has led to analyzing the project on a larger scale basis to provide meaningful production growth to both companies. Under a single owner, different development opportunities will be assessed with the goal of delineating a project that maximizes the return for B2Gold as sole owner of the Gramalote Project.

B2Gold’s in-house projects team has commenced work on various smaller scale project development plans, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold. B2Gold plans to commence a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review will allow the Company to determine the optimal parameters and assumptions for a formal study, to commence in the fourth quarter of 2023, with the goal of completing an initial assessment by the end of the second quarter of 2024.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2023, the Company had cash and cash equivalents of $310 million (December 31, 2022 - $652 million) and working capital (defined as current assets less current liabilities) of $383 million (December 31, 2022 - $802 million). At September 30, 2023, the full amount of the Company's $700 million RCF was undrawn and available. Subsequent to the end of the third quarter of 2023, the Company completed a drawdown of $50 million on its $700 million RCF, leaving $650 million undrawn and available.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $700 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. In July 2023, the RCF was increased from $600 million to $700 million under the accordion feature with the addition of the National Bank of Canada. The RCF bears interest on a sliding scale of between the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. As of September 30, 2023, the borrowing rate under the RCF was 7.68%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at September 30, 2023, the Company was in compliance with these debt covenants.

As part of the acquisition of Sabina, the Company acquired a $125 million gold stream arrangement with Wheaton. The $125 million upfront payment (the “Deposit”) was funded in 4 installments, of which all were received prior to the acquisition. In return, B2Gold was obligated to deliver 4.15% of the gold production from the Goose Project, reducing to 2.15% and 1.5% after the delivery of 130,000 and 200,000 ounces, respectively. Wheaton was obligated to pay B2Gold a purchase price for each ounce of refined gold metal equal to:
•During a deposit period, i.e. any period during which the Deposit is greater than nil, 18% of the p.m. LBMA Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the Deposit until it has been reduced to nil.
•During a non-deposit period, 22% of the p.m. LBMA Gold Price.

Upon the completion of a change of control event, B2Gold exercised its one-time option to buy back 33% of the gold stream (the “Buy-back Option”). On April 20 2023, the Buy-back Option was exercised at a purchase price of $46 million. As a result of the exercise of the Buy-back Option, the quantity of gold deliverable to Wheaton under the gold stream is reduced by 33%. After execution of the Buy-back Option, the Deposit amount was reduced by 33% to $84 million. Further, the delivery obligation is also reduced by the same proportion as follows:
•2.7805% of gold production up to delivery of 87,100 oz
•1.4405% of gold production up to an aggregate of 134,000 oz
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the third quarter of 2023, capital expenditures totalled $226 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $83 million, the Masbate Mine had capital expenditures of $6 million, the Otjikoto Mine had capital expenditures of $13 million, the Goose Project had capital expenditures of $88 million, the Gramalote Project had capital expenditures of $1 million and the Fekola Regional properties had capital expenditures of $17 million. Other exploration and development costs for the second quarter of 2023 totalled $18 million. For the first nine months of 2023, capital expenditures totalled $542 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $211 million, the Masbate Mine had capital expenditures of $21 million, the Otjikoto Mine had capital expenditures of $46 million, the Goose Project had capital expenditures of $157 million, the Gramalote Project had capital expenditures of $3 million and the Fekola Regional properties had capital expenditures of $46 million. Other exploration and development costs for the first nine months of 2023 totalled $58 million. In addition, for the first nine months of 2023, the Company made strategic investments in Snowline totalling $33 million for 14 million shares (a 9.9% equity interest), acquired $38 million in cash as part of the acquisition of Sabina, paid $7 million in cash for transaction fees for the acquisition of Sabina, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for the purchase of the non-controlling interest in the Menankoto permit.

As at September 30, 2023, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $49 million related to underground development, $12 million related to mobile purchases and rebuilds, $8 million related to the solar plant expansion, $5 million related to the expansion of the tailing storage facility and $8 million for other capital projects. Of the total commitments of $82 million, $46 million is expected to be incurred in 2023 and $36 million is expected to be incurred in 2024.
•For payments at the Goose Project of $39 million related to construction activities of which $18 million is expected to be incurred in 2023 and $21 million in 2024.
•For payments of $6 million for mobile equipment and $2 million for other costs for the Fekola Regional pre-development work, all of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $6 million related to mobile equipment purchases, all of which is expected to be incurred in 2023.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the nine months ended September 30, 2023, the Company entered into additional series of forward contracts for the purchase of 15,931,000 litres of fuel oil and 20,412,000 litres of gas oil with scheduled settlement between August 2023 and July 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at September 30, 2023:

	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	8,016	9,187	17,203
Average strike price	$0.41	$0.40	$0.40

Forward – gas oil:
Litres (thousands)	10,014	2,501	12,515
Average strike price	$0.54	$0.54	$0.54
The unrealized fair value of these contracts at September 30, 2023 was $5 million.

Operating activities

Cash flow provided by operating activities was $110 million in the third quarter of 2023 compared to $93 million in the third quarter of 2022, an increase of $17 million due mainly to higher revenues of $85 million and lower production costs of $14 million and lower cash income and withholding tax payments, partially offset by higher royalty costs of $8 million, lower gains realized on fuel forward contracts and higher long-term inventory outflows ($30 million). Cash income and withholding tax payments in the third quarter of 2023 totalled $67 million (third quarter of 2022 - $79 million).

Cash flow provided by operating activities was $509 million in the first nine months of 2023 compared to $325 million in the first nine months of 2022, an increase of $184 million due mainly to higher revenues of $282 million, lower production costs of $15 million and lower cash income and withholding tax payments, partially offset by higher royalty costs of $26 million, lower gains realized on fuel forward contracts, higher long-term value-added tax outflows ($38 million) and higher long-term inventory outflows ($30 million). Cash income and withholding tax payments in the first nine months of 2023 totalled $157 million (first nine months of 2022 - $177 million), including approximately $54 million related to 2022 outstanding tax liability obligations. Based on actual results for the first nine months of 2023 and revised forecast assumptions, including an average forecast gold price of $1,800 per ounce for the balance of 2023 (previously $1,850 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2023 of approximately $263 million (previous estimate was $254 million).

Financing activities

For the third quarter of 2023, the Company’s cash used by financing activities was a net outflow of $59 million. During the third quarter of 2023 the Company made dividend payments of $45 million, made equipment loan facility repayments of $3 million, distributed $14 million to non-controlling interests and received proceeds from the exercise of stock options of $6 million. For the first nine months of 2023, the Company’s cash used by financing activities was a net outflow of $275 million. During the first nine months of 2023, the Company extinguished certain construction obligations acquired as part of the Sabina acquisition in the amount of $112 million, the Company made dividend payments of $140 million, made equipment loan facility repayments of $10 million, distributed $18 million to non-controlling interests and received proceeds from the exercise of stock options of $12 million.

On February 22, 2023, June 5, 2023, and September 5, 2023 B2Gold’s Board declared a cash dividend for the first, second and third quarter of 2023, respectively, of $0.04 per common share (or an expected $0.16 per share on an annualized basis), paid on March 17, 2023, June 27, 2023 and September 29, 2023, respectively.

In the third quarter of 2023, the Company implemented a DRIP. The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on September 5, 2023, a discount of 3% was offered.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the third quarter of 2023, capital expenditures totalled $226 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $83 million, the Masbate Mine had capital expenditures of $6 million, the Otjikoto Mine had capital expenditures of $13 million, the Goose Project had capital expenditures of $88 million, the Gramalote Project had capital expenditures of $1 million and the Fekola Regional properties had capital expenditures of $17 million. Other exploration and development costs for the second quarter of 2023 totalled $18 million. For the first nine months of 2023, capital expenditures totalled $542 million. The most significant capital expenditures were on the Fekola Mine with capital expenditures of $211 million, the Masbate Mine had capital expenditures of $21 million, the Otjikoto Mine had capital expenditures of $46 million, the Goose Project had capital expenditures of $157 million, the Gramalote Project had capital expenditures of $3 million and the Fekola Regional properties had capital expenditures of $46 million. Other exploration and development costs for the first nine months of 2023 totalled $58 million. In addition, for the first nine months of 2023, the Company made strategic investments in Snowline totalling $33 million for 14 million shares (a 9.9% equity interest), acquired $38 million in cash as part of the acquisition of Sabina, paid $7 million in cash for transaction fees for the acquisition of Sabina, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for the purchase of the non-controlling interest in the Menankoto permit.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended September 30, 2023	For the three months ended September 30, 2022	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	—	3,392	1,706	13,848
Masbate Mine, exploration	774	696	2,741	3,111
Otjikoto Mine, exploration	963	896	2,453	2,275
Goose Project, exploration	2,152	—	4,200	—
George Property, exploration	3,386	—	4,663	—
Menankoto Property, exploration	771	3,222	11,400	4,729
Dandoko Property, exploration	(880)	67	5,747	67
Bantako North Property, exploration	3,468	2,378	8,691	6,734
Finland Properties, exploration	1,170	2,457	5,162	6,564
Uzbekistan Properties, exploration	—	1,120	1,077	2,693
Bakolobi Property, exploration	4,390	—	7,658	—
Other	1,576	2,041	2,815	5,484

	17,770	16,269	58,313	45,505

B2Gold is executing another year of extensive exploration in 2023 with an increased budget of approximately $84 million (original budget of $64 million). A significant focus will be in proximity to its operating mines in Mali, Namibia and the Philippines, as well as $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District. Ongoing exploration will continue to advance B2Gold's early stage projects in Finland and Cote d’Ivoire. Target generation and pursuing new opportunities in prospective gold regions in Africa, Canada, South America, the Philippines and Central Asia continue. This generative initiative could include equity placements and new joint ventures with junior companies, similar to the 2022 investment agreement with Matador Mining Ltd. on its Cape Ray Gold project in Newfoundland and the equity investments in Snowline in 2023. Snowline currently has several significant gold projects, notably the Rogue Project in the Yukon.

Goose Project Exploration

In the second quarter of 2023, a significant exploration program was approved at the Back River Gold District for 2023. B2Gold has approved a $20 million exploration budget for the balance of 2023 to complete approximately 27,000 meters of drilling. Drilling has been and will continue to be focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects.

Drilling at the Goose Project began in early August with two drill rigs. To September 30, 2023, 14,000 meters of drilling had been completed over 26 drill holes, with 5 drill rigs currently operating. The objectives for the drilling program at Goose include:

a.Select drill holes for a reagent optimization metallurgic sample (3 drill holes have now been completed for this);
b.Test the Umwelt and Llama deposits down-plunge for resource confirmation and resource expansion; and
c.Test regional targets at the Goose Project that were developed based on structural modeling and geophysical re-processing.

The drill program at the Goose Project is expected to last until December 2023.

19 drill holes and 4,800 meters of drilling was completed at the George Project in the first nine months of 2023. The program was designed to test several targets at George over a strike length of 10 kilometers.

Fekola Regional Exploration

On June 21, 2023, the Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 kilometres from the Fekola Mine in Mali. The June 2023 Mineral Resource estimate included a significantly increased Mineral Resource estimate for the Anaconda Area, comprised of the Menankoto permit, the Bantako North permit and the Bakolobi permit. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 g/t gold for 2,030,000 ounces of gold, and Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at US$1,800 per ounce gold.

Since the completion of a significant update to the Anaconda Area Mineral Resource estimate in June 2023, drilling in the Mamba Zone has shifted to exploration for additional shallow sulphide targets, that may be amenable to open pit development. in the first nine months of 2023, 33,388 metres have been drilled at Mamba zone.

The Cobra Zone has been a significant contributor to the total oxide Mineral Resource estimate in the Anaconda Area and continues to generate significant intervals of both oxide- and sulphide-hosted mineralization. The southernmost portion of Cobra comprises a separate geological structure, which is currently being explored as the Taipan Zone. Recent drilling on the Cobra and Taipan zones have returned encouraging intervals of oxide and sulphide mineralization, with Taipan also returning particularly strong sulphide intercepts. In the first nine months of 2023, 33,848 metres have been drilled on the Cobra and Taipan Zones.

2023 Guidance for Mali

In 2023, a total of approximately $35 million is budgeted for exploration in Mali with an ongoing focus on the Anaconda Area (Bantako, Menankoto and Bakolobi permits). In addition, the extensions of known prospective structures in the Anaconda Area and on the Fekola Mine are also being targeted in the area between them on the relatively under explored Bakolobi permit. The Dandoko permit located to the east of Fekola also provides a focus for exploration. A total of 142,000 metres of diamond, reverse circulation, aircore and auger drilling has been completed in the first nine months of 2023.

In the Anaconda Area, drilling was directed at increasing the existing saprolite Indicated Mineral Resource and expanding the Inferred Mineral Resource. An updated Mineral Resource Estimate for the Anaconda Area was released in June 2023. The success of the drilling campaigns pursuing sulphide material beneath the saprolite mineralization will continue on the Mamba, Cobra and Adder zones in the Anaconda Area.

The mineralized structures identified at the Fekola Mine track northward onto the Bakolobi permit and onward onto the Anaconda Area. Drilling undertaken in 2022 and so far in 2023 has already identified significant mineralization on the southward extensions of the Cobra and Adder zones. Drilling will continue to advance these zones of gold mineralization, which are contiguous from saprolite to fresh rock (sulphide).

Another north trending structure parallel to and approximately 25 kilometres east of the Fekola structure is being drilled on the Dandoko permit. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits, which all remain open and are expected to grow with ongoing exploration drilling both along strike and at depth.

In addition, $2 million is included in the Mali exploration budget to pursue multiple grassroots targets on other permits held in West Mali.

2023 Guidance for the Philippines

The total exploration budget for the Philippines in 2023 is $6 million, of which the Masbate exploration budget is $4 million, including approximately 8,000 metres of drilling. The 2023 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroot greenfield targets will be further tested as well. A total of 6,557 metres of diamond drilling has been completed at Masbate in the first nine months of 2023.

Approximately $1 million will be applied to targeting new regional projects in highly prospective areas in the Philippines, leveraging off our presence and operational experience in the country. A wholly-owned subsidiary of B2Gold has been incorporated in the Philippines and a team marshalled to pursue these opportunities.

2023 Guidance for Namibia

The total exploration budget for Namibia in 2023 is approximately $3 million. Exploration in 2023 will include 16,320 metres of diamond and reverse circulation drilling and 3,400 metres of RAB drilling at the Otjikoto Mine. Much of the diamond drilling will target the southern extension of the Otjikoto structure, as well as several regional targets. A total of 19,155 metres of diamond drilling has been completed at Otjikoto for the first nine months of 2023.

2023 Guidance for Greenfields Exploration

B2Gold has allocated approximately a total of $24 million (including $3 million for the grassroots projects in Mali and the Philippines) in 2023 for its grassroots exploration programs, including Finland, Cote d’Ivoire, Uzbekistan and several new regions. This also includes a budget allocation for target generation and pursuing new opportunities in prospective gold regions of Africa, South America, the Philippines, Central Asia and Canada.

In Finland, the Company has allocated $6 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. Drilling will continue on the Helmi trend, which is the westward extension of Rupert Resources' Ikkari discovery. This trend coincides with B2Gold's base-of-till drilling and appears to be hosted by the same structure as Ikkari, based on the interpretation of airborne geophysical data. In addition, other regional targets already identified with base of till sampling, coincident with structures identified in airborne geophysical data, will be drill tested. A total of 11,600 metres of diamond drilling is planned for Finland. B2Gold will also fund exploration on the early stage conceptual target that is part of the Kuortis Joint

Venture, also with Aurion Resources Ltd. A total of 9,286 meters of diamond drilling has been completed in Finland for the first nine months of 2023.

A budget of $3 million has been allocated for ongoing exploration in Cote d’Ivoire. The 2023 program will include follow up work on positive soil geochemical anomalies defined in 2022 on the wholly owned Guiberoua and Soubre properties in southwest Cote d’Ivoire. A total 6,000 metres of diamond and reverse circulation drilling and 14,000 metres of aircore and auger drilling is planned.

In addition to the defined programs noted above, the Company has allocated approximately $12 million for the generation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 3 and 4 of its Notes to the audited consolidated financial statements for the year ended December 31, 2022. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Subsequent to September 30, 2023, on October 5, 2023, the Company completed the acquisition of the remaining 50% of the net assets of the Gramalote Project from its joint venture partner AngloGold. The acquisition of AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% of the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, at September 30, 2023. The recoverable value of $27 million was determined based on a preliminary discounted allocation of the purchase price to be paid for the Gramalote Project, resulting in a net impairment charge of $112 million.

The purchase price consists of the following cash payments to AngloGold contingent on certain milestones:
•$20 million paid upon closing of the Gramalote Transaction
•$10 million to be paid upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million to be paid upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing;
•$10 million to be paid on the first anniversary of commercial production at the Gramalote Project;
•$10 million to be paid on the second anniversary of commercial production at the Gramalote Project

The total purchase price of $34 million has been determined using IFRS 13, Fair value measurements, including an estimate for the future contingent payments using the expected value approach. Future contingent payments are recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the payment of contingent consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the timing and probability of contingent payments and the discount rate. The fair value of the contingent consideration was estimated to be $14 million. The total purchase price was allocated to the net identifiable assets and liabilities acquired, including the mineral interests, working capital, VAT receivables and reclamation liabilities. The value of the 50% Gramalote Project mineral interests was determined to be $27 million.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables includes amounts for the Fekola Mine of $102 million (December 31, 2022 - $77 million), for the Masbate Mine of $57 million (December 31, 2022 – $37 million), and for the Gramalote Project of $9 million (December 31, 2022 - $7 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $25 million excluding penalties, $44 million including penalties, (based on the September 30, 2023 exchange rate of CFA 620 to $1) arising from tax audits conducted for fiscal years 2016-2018. The Company has reviewed the reassessment and concluded that there is no merit to the tax audit adjustments. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act, and remains in discussions with the DGT with respect to this matter.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	34,389	1,303	35,692

Total cash costs	117,721	50,612	37,481	205,814	18,094	223,908

Gold sold (ounces)	152,239	50,950	45,700	248,889	17,727	266,616

Cash operating costs per ounce ($/ gold ounce sold)	613	865	744	689	947	706

Total cash costs per ounce ($/ gold ounce sold)	773	993	820	827	1,021	840

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	185,704	13,443	199,147
Royalties and production taxes	18,286	6,164	2,194	26,644	929	27,573

Total cash costs	112,094	61,187	39,067	212,348	14,372	226,720

Gold sold (ounces)	135,150	62,600	31,650	229,400	12,158	241,558

Cash operating costs per ounce ($/ gold ounce sold)	694	879	1,165	810	1,106	824

Total cash costs per ounce ($/ gold ounce sold)	829	977	1,234	926	1,182	939

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	102,661	3,635	106,296

Total cash costs	324,979	134,473	95,000	554,452	54,006	608,458

Gold sold (ounces)	460,139	137,300	139,700	737,139	50,666	787,805

Cash operating costs per ounce ($/ gold ounce sold)	544	854	603	613	994	637

Total cash costs per ounce ($/ gold ounce sold)	706	979	680	752	1,066	772

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	466,967	41,732	508,699
Royalties and production taxes	51,233	17,130	7,872	76,235	3,026	79,261

Total cash costs	292,709	147,607	102,886	543,202	44,758	587,960

Gold sold (ounces)	361,800	160,150	107,850	629,800	39,976	669,776

Cash operating costs per ounce ($/ gold ounce sold)	667	815	881	741	1,044	760

Total cash costs per ounce ($/ gold ounce sold)	809	922	954	862	1,120	878
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Inventory sales adjustment	(4,673)	(1,388)	1,294	(4,767)	—	(4,767)

Cash operating costs	88,715	42,668	35,275	166,658	16,791	183,449

Gold produced (ounces)	128,942	51,170	44,940	225,052	17,786	242,838

Cash operating costs per ounce ($/ gold ounce produced)	688	834	785	741	944	755

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	185,704	13,443	199,147
Inventory sales adjustment	805	(11,773)	(3,267)	(14,235)	—	(14,235)

Cash operating costs	94,613	43,250	33,606	171,469	13,443	184,912

Gold produced (ounces)	129,933	49,902	35,068	214,903	12,113	227,016

Cash operating costs per ounce ($/ gold ounce produced)	728	867	958	798	1,110	815

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Inventory sales adjustment	543	6,792	1,232	8,567	—	8,567

Cash operating costs	250,837	124,011	85,510	460,358	50,371	510,729

Gold produced (ounces)	447,233	147,012	127,487	721,732	50,663	772,395

Cash operating costs per ounce ($/ gold ounce produced)	561	844	671	638	994	661

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	466,967	41,732	508,699
Inventory sales adjustment	(4,877)	886	1,276	(2,715)	—	(2,715)

Cash operating costs	236,599	131,363	96,290	464,252	41,732	505,984

Gold produced (ounces)	354,647	164,041	101,546	620,234	39,770	660,004

Cash operating costs per ounce ($/ gold ounce produced)	667	801	948	749	1,049	767
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2023:

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	—	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	—	34,389	1,303	35,692
Corporate administration	2,077	623	1,269	8,961	12,930	658	13,588
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	4,325	4,334	—	4,334
Community relations	642	24	492	—	1,158	—	1,158
Reclamation liability accretion	381	290	286	—	957	—	957
Realized gains on derivative contracts	(1,317)	(972)	(232)	—	(2,521)	—	(2,521)
Sustaining lease expenditures	72	302	274	487	1,135	—	1,135
Sustaining capital expenditures(2)	72,454	5,617	13,290	—	91,361	3,388	94,749
Sustaining mine exploration(2)	—	774	963	—	1,737	19	1,756

Total all-in sustaining costs	192,039	57,270	53,823	13,773	316,905	22,159	339,064

Gold sold (ounces)	152,239	50,950	45,700	—	248,889	17,727	266,616

All-in sustaining cost per ounce ($/ gold ounce sold)	1,261	1,124	1,178	—	1,273	1,250	1,272
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023:

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	83,166	5,896	13,290	102,352	3,388	105,740
Road construction	(216)	—	—	(216)	—	(216)
Fekola underground	(10,496)	—	—	(10,496)	—	(10,496)
Other	—	(279)	—	(279)	—	(279)

Sustaining capital expenditures	72,454	5,617	13,290	91,361	3,388	94,749

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023:

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	774	963	1,737	19	1,756
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	774	963	1,737	19	1,756

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2022:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,808	55,023	36,873	—	185,704	13,443	199,147
Royalties and production taxes	18,286	6,164	2,194	—	26,644	929	27,573
Corporate administration	1,851	590	1,215	6,728	10,384	787	11,171
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,278	4,278	—	4,278
Community relations	364	54	455	—	873	—	873
Reclamation liability accretion	259	244	190	—	693	—	693
Realized gains on derivative contracts	(3,021)	(3,456)	(1,506)	—	(7,983)	—	(7,983)
Sustaining lease expenditures	138	298	732	564	1,732	—	1,732
Sustaining capital expenditures(2)	18,721	9,882	10,847	—	39,450	2,399	41,849
Sustaining mine exploration(2)	1,827	696	443	—	2,966	—	2,966

Total all-in sustaining costs	132,233	69,495	51,443	11,570	264,741	17,558	282,299

Gold sold (ounces)	135,150	62,600	31,650	—	229,400	12,158	241,558

All-in sustaining cost per ounce ($/ gold ounce sold)	978	1,110	1,625	—	1,154	1,444	1,169
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	20,353	10,158	20,292	50,803	2,399	53,202
Cardinal mobile equipment	(903)	—	—	(903)	—	(903)
Tailings facility life-of-mine study	(399)	—	—	(399)	—	(399)
Fekola underground study	(270)	—	—	(270)	—	(270)
Other	(60)	(34)	—	(94)	—	(94)
Land acquisitions	—	(242)	—	(242)	—	(242)
Underground development	—	—	(8,387)	(8,387)	—	(8,387)
National power grid connection	—	—	(1,058)	(1,058)	—	(1,058)

Sustaining capital expenditures	18,721	9,882	10,847	39,450	2,399	41,849

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2022:

	For the three months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,392	696	896	4,984	—	4,984
Regional exploration	(1,565)	—	(453)	(2,018)	—	(2,018)

Sustaining mine exploration	1,827	696	443	2,966	—	2,966

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2023:

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	—	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	—	102,661	3,635	106,296
Corporate administration	7,441	1,762	4,149	27,818	41,170	1,981	43,151
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	12,482	12,491	—	12,491
Community relations	2,686	123	1,074	—	3,883	—	3,883
Reclamation liability accretion	1,119	859	857	—	2,835	—	2,835
Realized gains on derivative contracts	(2,776)	(2,786)	(929)	—	(6,491)	—	(6,491)
Sustaining lease expenditures	1,117	912	1,194	1,401	4,624	—	4,624
Sustaining capital expenditures(2)	181,262	20,145	46,266	—	247,673	7,327	255,000
Sustaining mine exploration(2)	1,706	2,741	2,453	—	6,900	19	6,919

Total all-in sustaining costs	517,543	158,229	150,064	41,701	867,537	63,333	930,870

Gold sold (ounces)	460,139	137,300	139,700	—	737,139	50,666	787,805

All-in sustaining cost per ounce ($/ gold ounce sold)	1,125	1,152	1,074	—	1,177	1,250	1,182
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023:

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	211,112	20,947	46,266	278,325	7,327	285,652
Road construction	(5,283)	—	—	(5,283)	—	(5,283)
Fekola underground	(24,567)	—	—	(24,567)	—	(24,567)
Other	—	(802)	—	(802)	—	(802)

Sustaining capital expenditures	181,262	20,145	46,266	247,673	7,327	255,000

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023:

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	2,741	2,453	6,900	19	6,919
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	2,741	2,453	6,900	19	6,919
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2022:

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	241,476	130,477	95,014	—	466,967	41,732	508,699
Royalties and production taxes	51,233	17,130	7,872	—	76,235	3,026	79,261
Corporate administration	6,138	1,818	4,090	21,715	33,761	2,333	36,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	11,157	11,157	—	11,157
Community relations	747	191	1,007	—	1,945	—	1,945
Reclamation liability accretion	642	654	472	—	1,768	—	1,768
Realized gains on derivative contracts	(9,908)	(10,856)	(4,804)	—	(25,568)	—	(25,568)
Sustaining lease expenditures	523	935	2,178	1,763	5,399	—	5,399
Sustaining capital expenditures(2)	54,689	28,887	27,092	—	110,668	2,399	113,067
Sustaining mine exploration(2)	5,820	3,111	1,600	—	10,531	—	10,531

Total all-in sustaining costs	351,360	172,347	134,521	34,635	692,863	49,490	742,353

Gold sold (ounces)	361,800	160,150	107,850	—	629,800	39,976	669,776

All-in sustaining cost per ounce ($/ gold ounce sold)	971	1,076	1,247	—	1,100	1,238	1,108
(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022:

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	68,779	29,908	59,575	158,262	2,399	160,661
Cardinal mobile equipment	(8,902)	—	—	(8,902)	—	(8,902)
Tailings facility life-of-mine study	(4,329)	—	—	(4,329)	—	(4,329)
Fekola underground study	(638)	—	—	(638)	—	(638)
Other	(221)	(34)	(362)	(617)	—	(617)
Land acquisitions	—	(987)	—	(987)	—	(987)
Underground development	—	—	(27,317)	(27,317)	—	(27,317)
National power grid connection	—	—	(4,804)	(4,804)	—	(4,804)

Sustaining capital expenditures	54,689	28,887	27,092	110,668	2,399	113,067

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022:

	For the nine months ended September 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	13,848	3,111	2,275	19,234	—	19,234
Regional exploration	(8,028)	—	(675)	(8,703)	—	(8,703)

Sustaining mine exploration	5,820	3,111	1,600	10,531	—	10,531

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(43,070)	(23,410)	123,321	95,117

Adjustments for non-recurring and significant recurring non-cash items:
Impairment (reversal) of impairment of long-lived assets	111,597	—	116,482	(909)
Write-down of mineral property interests	565	3,846	16,984	6,873
Loss on sale of mineral property	—	2,804	—	2,804
Unrealized (gains) losses on derivative instruments	(3,146)	16,734	399	7,271
Office lease termination costs	—	—	1,946	—
Loan receivable provision	—	—	2,085	—
Change in fair value of gold stream	(7,600)	—	(6,500)	—
Dilution gain on investment in Calibre	—	—	—	(5,458)
Non-cash interest income on deferred consideration receivable	—	(716)	—	(2,806)
Deferred income tax expense	6,494	32,738	1,789	39,448

Adjusted net income attributable to shareholders of the Company for the period	64,840	31,996	256,506	142,340

Basic weighted average number of common shares outstanding (in thousands)	1,297,175	1,064,301	1,208,942	1,060,826

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.05	0.03	0.21	0.13

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2023	2023	2023	2022	2022	2022	2022	2021
Gold revenue ($ in thousands)	477,888	470,854	473,556	592,468	392,554	381,985	365,583	526,113
Net (loss) income for the period ($ in thousands)	(34,770)	91,850	101,904	176,468	(21,234)	40,686	90,803	153,140
(Loss) earnings per share (1) – basic ($)	(0.03)	0.06	0.08	0.15	(0.02)	0.04	0.08	0.13
(Loss) earnings per share (1) – diluted ($)	(0.03)	0.06	0.08	0.15	(0.02)	0.04	0.08	0.13
Cash flows provided by operating activities ($ in thousands)	110,204	194,983	203,823	270,491	93,118	124,879	107,310	266,292
Gold sold (ounces)	248,889	239,100	249,150	339,355	229,400	205,300	195,100	292,350
Average realized gold price ($/ ounce)	1,920	1,969	1,901	1,746	1,711	1,861	1,874	1,800
Gold produced (ounces)	225,052	245,961	250,719	352,769	214,903	208,858	196,473	288,849
Gold produced, total including Calibre equity investment (ounces)	242,838	262,701	266,856	367,870	227,016	223,623	209,365	304,897
Cash operating costs (2) ($/ gold ounce sold)	706	667	540	497	824	786	656	433
Total cash costs (2) ($/ gold ounce sold)	840	800	678	618	939	900	784	556
All-in sustaining costs (2) ($/ gold ounce sold)	1,272	1,214	1,060	892	1,169	1,111	1,036	860
Adjusted net income (1)(2) ($ in thousands)	64,840	85,804	105,862	121,442	31,996	45,248	65,096	112,724
Adjusted earnings per share (1)(2) – basic ($)	0.05	0.07	0.10	0.11	0.03	0.04	0.06	0.11
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue.

SUMMARY AND OUTLOOK
The Company is pleased with the positive results from the first nine months of 2023. Based on a strong operational and financial first nine months of 2023, the Company is on track to meets its annual total gold production forecast of between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre) with total consolidated cash operating costs for the year (including estimated attributable results for Calibre) now forecast to be slightly below the original guidance range of $670 and $730 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be at the low end of the original guidance range of between $1,195 and $1,255 per ounce.

On April 19, 2023, the Company completed of the acquisition of Sabina resulting in B2Gold acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, under construction, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. In addition, B2Gold believes there is significant untapped exploration potential across an 80 km belt. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million (excluding working capital), which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold has updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. In addition, the Company has made the decision to accelerate underground mining development to increase annual gold production over the first five years of the mine plan, including the mining of the Umwelt crown pillar. The cost to accelerate underground mining is estimated at an additional C$90 million for a total project capital expenditure of C$890 million of which Sabina had incurred approximately C$340 million up to April 2023, leaving approximately C$550 million (approximately $418 million) expected to be spent by B2Gold from the date of acquisition and up to completion of construction in the first quarter of 2025. In the third quarter of 2023 and post-acquisition to September 30, 2023, the Company incurred $88 million and $157 million, respectively for construction activities at the Goose Project.

In Mali, preliminary results of a Fekola Complex optimization study indicate that there is an opportunity to either (1) extend the processing life of the Fekola mill, or (2) increase gold production through the construction of a new oxide processing plant. The Company is progressing an engineering study to be released in the first quarter of 2024 that will outline the two development options to process gold from Fekola Regional. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. Extending the oxide and sulphide processing life of the Fekola mill or construction of a new oxide processing plant is subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

B2Gold is conducting another aggressive exploration campaign in 2023 with a budget of approximately $84 million (including $20 million at the recently acquired Back River Gold District) with the vast majority allocated to growth exploration expenditures to support the next phase of organic growth across the portfolio.

Due to the Company's strong net positive cash position and available liquidity, strong operating results and cash flows and the current higher gold price environment, B2Gold’s quarterly dividend rate is expected to be maintained at $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.
OUTSTANDING SHARE DATA
At November 8, 2023, 1,300,523,850 common shares were outstanding. In addition, there were approximately 28 million stock options outstanding with exercise prices ranging between Cdn.$3.24 to Cdn.$8.53 per share, approximately 3.3 million RSUs outstanding and approximately 4.6 million PSUs outstanding.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 24% basis to September 30, 2023 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2023; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2023; total consolidated gold production of between 1,000,000 and 1,080,000 ounces (including 60,000 to 70,000 attributable ounces from Calibre) in 2023, with cash operating costs of between $670 and $730 per ounce and all-in sustaining costs of between $1,195 and $1,255 per ounce; B2Gold’s continued prioritization of developing the Goose project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$800 million, and total capital expenditures including the accelerated underground development costs being C$890 million; the capital cost to complete the construction of the Goose Project being approximately C$550 million; the Goose Project producing more than 300,000 ounces of gold per year for the first five years and the Umwelt crown pillar containing over 150,000 ounces of gold; the Company's consolidated gold production to be relatively consistent throughout 2023 with the exception of the Otjikoto mine, where it will be weighted 60% to the second half of the year; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional (Anaconda area) to provide saprolite material to feed the Fekola mill; the timing and results of a study for the Fekola Regional (Anaconda area) to review the project economics of a stand-alone oxide mill; the impact of any new mining code in Mali; the potential for first gold production in the first quarter of 2025 from the Goose Project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of B2Gold's equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.